Exhibit 99.1

August 23, 2012

Mr. Tom Eggers
Lead Independent Director
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, IL  60563-2787

Dear Mr. Eggers:

Alpine Investment Management LLC’s (d/b/a Alpine Capital Research (ACR)) clients are now beneficial holders of approximately 1,244,993 shares of Calamos Asset Management, Inc. (NASDAQ:CLMS) (“Calamos” the “Company” or “CLMS”), or approximately 6.1% of the public shares outstanding.

On July 27, 2012 ACR (“we”) filed a 13D expressing our serious concerns with the Board’s stewardship of the company. On the August 2, 2012 CLMS 2Q 2012 earnings conference call we were denied the opportunity to pose the following question that we address to you now:

Do you agree or disagree, and why –

-	that approximately $5 per share in cash and Deferred Tax Assets (DTAs) are owned 100% by public shareholders and 0% by Calamos Family Partners, Inc (“CFP”),

-
that this $5 per share has no value to Calamos Investments LLC (“LLC”), the operating company, since the LLC would have to pay public shareholders $5 per share (i.e., an arm’s length transaction) to acquire these assets, and therefore,

-	that holding this $5 per share makes no sense for the LLC or CLMS shareholders?

ACR believes the only response is agreement. This highlights that the relevant discussion is about a conflict of interest, not about a “conservative balance sheet”. Retaining the $5 per share without compensating CLMS shareholders is confiscatory. As the Lead Independent Director you must take public shareholder value confiscation very seriously. In addition, obfuscating the fact that the $5 per share has no value to the LLC by balance sheet “consolidation” or “coordination” rhetoric reflects poorly on the Company ethically. As a CLMS Board member you must take the negative brand name implications very seriously. ACR has had communications with other significant CLMS shareholders and our concerns are widely shared.

ACR is very much interested in the current financial health and long run success of Calamos. We have been CLMS shareholders for over two years and our investment strategy has an average holding period per investee company of approximately seven years. We are long term investors and a conservative LLC balance sheet and a growing, profitable LLC are in the best interest of ACR. Retaining the $5 of public shareholder only value per share, however, does not further any of these goals and instead suppresses public shareholder returns and raises significant governance issues.

Public shareholder value destruction is set to accelerate (as illustrated in our July 27, 2012 13D filing) and therefore immediate action is necessary. While there is more than one viable remedy to the problems we have addressed, distributing the separate 100% public shareholder owned cash and DTAs would be a simple, effective way to create immediate shareholder value and align CFP and CLMS shareholders for the long-term benefit of the Company.

Sincerely,

/s/ Nicholas Tompras                                                                     /s/ Willem Schilpzand                                                                     /s/ Tim Piechowski
Nicholas Tompras, CFA                                                                Willem Schilpzand, CFA                                                                Tim Piechowski

ACR Alpine Capital Research
8000 Maryland Ave, Suite 700
St. Louis, MO 63105
(w) 314-932-7600
(f) 314-932-1111